

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 19, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Gregory Rotelli
Chief Financial Officer
Toro Ventures Inc
14000 Tahiti Way, #302,
 Marina Del Ray, CA 90202

> **Re: Toro Ventures Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2008**
> **Filed September 26, 2008**
> **File No. 000-51974**

Dear Mr. Rotelli :

We have reviewed your Form 10-KSB for the fiscal year ended June 30, 2008 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Fiscal Year Ended June 30, 2008</u>

<u>Report of Independent Registered Public Accounting Firm</u>

1. We note that you have provided financial statements as of and for the periods ended June 30, 2008 and June 30, 2007 as well as for the period from inception until June 30, 2008. However, your filing excludes an audit report for all periods other than June 30, 2008. Please include an audit report that covers all financial statements for all periods presented in the filing.

2.	Please clarify where your auditors are located. In this manner, your auditors did not include the city and state where they are located when signing the audit report. Refer to Article 2 of Regulation S-X.

3.	We note that the audit report specifies that comparative figures were audited by another accounting firm. Please address each of the following:

- Please include the report of the other independent auditor. Refer to Rule 2-05 of Regulation S-X.

- Please clarify when you changed auditors and tell us when you filed the related Form 8-K. Refer to Item 4.01 of Form 8-K. To the extent you were required to file a related Form 8-K and did not, please do so.

Item 8A: Controls and Procedures

4.	We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days of the date of this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise accordingly.

5.	Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-K.

6.	It does not appear that your management has performed its assessment of internal control over financial reporting as of June 30, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

	If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

	In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

7.   Please consider whether management's failure to perform, complete or disclose its report on internal control over financial reporting impacts its previous conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. The definition of disclosure controls and procedures provided in Rule 13a-15(e) includes controls and procedures which ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please consider whether management's initial assessment of effectiveness is still appropriate for your amended filing.

If management continues to believe that your disclosure controls and procedures at June 30, 2008 were effective, please explain to us how you are able to support that conclusion given the definition of disclosure controls and procedures discussed above. Alternatively, please ensure that your amended 10-K discloses management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

Exhibit 31.1

8.   Please confirm that the inclusion of your Principal Executive Officer's and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please eliminate the reference to the Principal Executive Officer's and Chief Financial Officer's titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-K.

9.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

General

10.   Please note that if you determine that filing an amendment to your Form 10-KSB for the fiscal year ended June 30, 2008 is necessary, please do so by filing Form 10-K/A and follow the Smaller Reporting Company disclosure rules.

Form 10-Q for the Quarterly Period Ended September 30, 2008

11.   We note that during the three months ended September 30, 2008 you recorded revenue with respect to oil sales. Please clarify if and when you determined that you had proved oil and gas reserves as defined by Rule 4-10a(2) of Regulation S-X.

12.   We note that as of September 30, 2008 you have not commenced amortization of oil and gas properties. Please clarify your accounting policy for amortization of oil and gas properties.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief